TRON INC.

941 W. Morse Blvd. Suite 100

Winter Park, FL 32789

March 26, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	Tron Inc.
Registration Statement on Form S-3, File No. 333-294415

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: March 30, 2026

Requested Time: 4:30 p.m., Eastern Time

Ladies and Gentlemen:

Tron Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-294415), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:30 p.m. Eastern Time on March 30, 2026, or as soon thereafter as possible.

Please contact our counsel, Steven A. Lipstein of Lucosky Brookman LLP at (732) 395-4416 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Lipstein by telephone when this request for acceleration has been granted.

Sincerely yours,

TRON INC.

/s/ Richard Miller
Richard Miller
Chief Executive Officer